Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SECURUM CAPSA, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF AUGUST, A.D. 2021, AT 3:50 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

6942077 8100
SR# 20213079709

Authentication: 204011314
Date: 08-26-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:50 PM 08/25/2021
FILED 03:50 PM 08/25/2021
SR 20213079709 - File Number 6942077

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
SECURUM CAPSA, INC.

(Pursuant to 8 Del. C. Section 242)

Pursuant to Section 242 of the Delaware General Corporation Law, the undersigned authorized officer of Securum Capsa, Inc. (the "**Corporation**"), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, hereby certifies that:

1. This Corporation was originally incorporated pursuant to the General Corporation Law on June 21, 2018 under the name Securum Capsa, Inc. The Certificate of Incorporation of the Corporation was amended and restated on July 20, 2021.
2. The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the definition of "Original Issue Price" in Article III in its entirety and substituting in lieu thereof the following:

   "***Original Issue Price***" means $3.41 per share for the Series Seed Preferred Stock and $2.21 per share for the Series Seed-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any Capitalization Change with respect to the applicable series of Preferred Stock.

3. The above amendment has been duly adopted by the directors and shareholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Signature appear on following page]

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment on this August 25, 2021.

/s/   Carlos Raphael

Name: Carlos Raphael
Title: President